MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR
5-1, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-6529, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
(外国法共同事業事務所)

〒100-6529
東京都千代田区丸の内一丁目5番1号新丸の内ビルディング29階

FILE No.
82-4990

RECEIVED
2008 AUG 11 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 6, 2008

SUPPL

Office of International Corporate Fi
Division of Corporation Finance
Securities and Exchange Commissic
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




08004167

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of Report Release for the First Three Months of the Fiscal Year ending March 31, 2009

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

PROCESSED
AUG 12 2008
THOMSON REUTERS

Enclosure

tk-76262 v47

FILE No.
82-4990

(Translation)

Report Release for the First Three Months of the Fiscal Year ending March 31, 2009

July 29, 2008

East Japan Railway Company

Code Number: 9020
(URL: http://www.jreast.co.jp/)
Representative: Satoshi Seino
President and CEO
Contact Person: Tetsushiro Matsuzaki
General Manager,
Public Relations Department

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Tel.: (03)5334-1300

Scheduled Date of Filing of Quarterly Securities Report:
August 8, 2008

* The figures are rounded down to the nearest one million yen.

1. Consolidated Business Results (April 1, 2008 through June 30, 2008)

(1) Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Three months ended June 30, 2008	¥660,156 million –	¥119,991 million –	¥94,601 million –	¥63,751 million –
Three months ended June 30, 2007	¥652,850 million 1.9%	¥123,196 million 11.9%	¥94,884 million 2.9%	¥54,947 million 0.3%

	Earnings per Share	Earnings per Share (fully diluted)
Three months ended June 30, 2008	¥15,953.21	–
Three months ended June 30, 2007	¥13,750.07	–

RECEIVED
2008 AUG 11 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
Three months ended June 30, 2008	¥6,860,639 million	¥1,680,280 million	24.1%	¥413,965.45
Year ended March 31, 2007	¥6,942,002 million	¥1,622,005 million	23.0%	¥399,482.72

(Note) Shareholders' Equity
At June 30, 2008: ¥1,654,271 million
At March 31, 2008: ¥1,596,398 million

2. Dividends

	Dividends per Share				
Reference Date	First Three Months	Interim	First Nine Months	Year-end	Total Annual
Year ended March 31, 2008	–	¥5,000.00	–	¥5,000.00	¥10,000.00
Year ending March 31, 2009	–	–	–	–	–
Year ending March 31, 2009 (Forecast)	–	¥5,500.00	–	¥5,500.00	¥11,000.00

(Note) Revision of dividends forecast during the first three months period: Not applicable

Figure for dividends per share for the year ending March 31, 2009 (forecast) do not reflect the stock split. Please refer to "(Reference) Forecast of Business Results and Dividends Reflecting Stock Split" below for details.

3. Forecast of Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Fist six months	¥1,365,000 million –	¥258,000 million –	¥201,000 million –	¥117,000 million –	¥29,278.12
Annual	¥2,753,000 million 1.8%	¥456,000 million 2.4%	¥343,000 million 1.9%	¥197,000 million 3.9%	¥49,297.35

(Note) Revision of forecast of consolidated business results during the first three months period: Not applicable

Figures for earnings per share for the forecast of consolidated business results (April 1, 2008 through March 31, 2009) do not reflect the stock split. Please refer to "(Reference) Forecast of Business Results and Dividends Reflecting Stock Split" below for details.

4. Others

(1) Changes to principal subsidiaries during the fiscal year (status changes of specified subsidiaries due to changes in the scope of consolidation): Not applicable

(2) Application of simplified accounting methods or special accounting methods for the preparation of consolidated quarterly financial statements: Not applicable

(3) Changes to accounting policies and procedures, and methods of representation concerning preparation of consolidated quarterly financial statements:
- (i) Changes due to amendment to accounting standards: Applicable
- (ii) Changes other than (i): Applicable

(4) Number of outstanding shares (common stock)
- (i) Total outstanding shares as of the end of each fiscal year (including treasury stock):
  - At June 30, 2008: 4,000,000
  - At March 31, 2008: 4,000,000
- (ii) Total number of treasury stock as of the end of each fiscal year:
  - At June 30, 2008: 3,842
  - At March 31, 2008: 3,837
- (iii) Average number of shares during the period:
  - Three months ended June 30, 2008: 3,996,161
  - Three months ended June 30, 2007: 3,996,188

* Notes for the forward-looking statements

Please note that the forward-looking statements in this report including forecast of business results as mentioned above are based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

(Reference) Forecast of Business Results and Dividends Reflecting Stock Split

In accordance with the resolution at the meeting of the board of directors held on April 28, 2008 and the approval of the amendment to the Articles of Incorporation at the 21st ordinary general meeting of shareholders held on June 24, 2008, JR East plans to implement a stock split at a ratio of 100 shares for each share of common stock with an effective date one day before the date on which the "Law Amending the Partial Revision of the Commercial Code Concerning Transfer of Bonds for Rationalization of Settlements Related to Trade such as Shares (Law No. 88 of 2004)" takes effect. If the said stock split had been implemented at the beginning of the period, forecast of business results and dividends for fiscal 2009 would be as follows.

1. Forecast of Business Results (April 1, 2008 through March 31, 2009)

		Earnings per Share
Consolidated	First six months	¥292.78
	Annual	¥492.97

2. Forecast of Dividends (April 1, 2008 through March 31, 2009)

	Dividends per Share		
Reference Date	Interim	Year-end	Total Annual
Year ending March 31, 2009 (Forecast)	¥55.00	¥55.00	¥110.00

END